Exhibit 10

SEARS, ROEBUCK AND CO.

3333 BEVERLY ROAD

HOFFMAN ESTATES, IL 60179

GREG A. LEE
Senior Vice President
Human Resources
847-286-0558
Fax 847-286-3258

November 26, 2001

Ms. Kathryn Bufano
65 Comstock Hill Road
Norwalk, CT 06850

Dear Kathy,

This letter will confirm our offer of employment to join Sears, Roebuck and Co. as Executive Vice President - Softlines, reporting to Alan J. Lacy, Chairman and CEO, Sears, Roebuck and Co. Your start date will be determined.

Your compensation package will consist of the following:

  Annual base salary of $500,000, with periodic increases based upon performance.

  Sign-on bonus of $100,000, net of applicable taxes.

  One-time relocation transition payment of $50,000, net of applicable taxes.

  Participation in the Sears Annual Incentive Plan. Your annual incentive opportunity will equate to a bonus target equal to 85% of base salary, amounting to $425,000 on an annualized basis. The annual incentive performance objective for your position will be based on a combination of earnings per share and business financial performance as well as the successful implementation of the Full-line store strategy.

  Performance goals for Sears are based on improvement over prior year results. We will guarantee a minimum Annual Incentive Plan award for 2001 of $425,000, payable by March 15, 2002. In addition, we will guarantee a minimum Annual Incentive Plan award for 2002 of 75% of your annual bonus target, payable by March 15, 2003. For the 2002 incentive payable in 2003, you will receive the calculated award if this result exceeds the guarantee amount.

  50,000 non-qualified stock options that will vest in three equal annual installments from the date of grant and will include a reload feature. This grant represents an acceleration of the 2002 annual stock option grant. You will be eligible for annual stock option grants commensurate with your position.

  16,666 options will vest one year from the date of grant

  16,666 options will vest two years from the date of grant

  16,668 options will vest three years from the date of grant

  25,000 shares of restricted stock that will cliff vest three years from the date of the grant.

  35,000 performance shares granted as part of the Sears Long-Term Performance Incentive Program (LTPIP). The Sears Board of Directors recently approved the terms and provisions of the LTPIP, which will reward senior-level executives for achievement of specified goals. The addendum to this letter provides a more detailed description of the program and potential rewards.

  You will participate in all retirement and welfare programs on a basis no less favorable than other executives at your level, in accordance with the applicable terms of those programs.

  Pension will commence at your employment date. A service enhancement to your pension benefit will be provided through the non-qualified pension plan. The service enhancement will be accrued to you as a 2-year for 1-year of service credit for 10 years or your termination of active service, whichever is sooner. At age 65, the estimated value of your Sears pension would equal a lump sum of approximately $4.0 million, while the enhancement would equal an additional lump sum of approximately $2.36 million.

  You will be asked to sign an Executive Severance / Non-Compete Agreement and an Executive Non-Disclosure and Non-Solicitation of Employees Agreement as a condition of your participation in the Long-Term Performance Incentive Program. If you are involuntarily terminated from Sears for any reason other than cause, death, total and permanent disability, resignation, or retirement after age 65, you will receive two years of pay continuation (i.e., base salary and target annual bonus). If you are terminated following a change-in-control, you will receive the aforementioned severance benefit in an undiscounted lump-sum payment. In consideration for these severance terms, you agree not to disclose confidential information and not to solicit employees. You would also agree not to aid, assist or render services for any 'Competitor' (as defined in the agreement) for one year following termination of employment. Should you be involuntarily terminated for a reason other than for Cause (as defined in the agreement) before the first anniversary of your service with Sears, the following would occur:

  The 25,000 shares of restricted stock granted to you at the time of your hire would fully vest at the end of your two-year severance period.

  You would receive a cash payment within 30 days of the end of the two-year salary continuation period equivalent in value to the product of the 16,666 options that would not otherwise vest during the salary continuation period times the option 'spread' (the positive difference between the fair market value on the last day of the salary continuation period and the exercise price of the option grant).

  The above is contingent upon your satisfactorily passing a pre-employment drug test and approval by the Compensation Committee of the Sears, Roebuck and Co. Board of Directors.

  You will be eligible for relocation assistance benefits that are typically provided to an executive at your level and in accordance with the terms of the relocation program, to include reimbursement for temporary living expenses and the purchase of your home, if required.

Sincerely,

/s/Greg A. Lee

Accepted /s/Kathryn Bufano           Date 11/29/01

cc: Alan J. Lacy